Exhibit 34

FOR IMMEDIATE RELEASE
Nicholas
	Contact:	Ralph Finkenbrink	NASDAQ: NICK
Nicholas Financial, Inc. Corporate Headquarters 2454 McMullen-Booth Rd. Building C, Suite 501 Clearwater, FL 33759		Sr. Vice President, CFO Ph # - 727-726-0763	Web site: www.nicholasfinancial.com

Nicholas Financial Reports Record Results for the
4th Quarter & Year Ended March 31, 2006

April 26, 2006 - Clearwater, Florida - Nicholas Financial, Inc. (NASDAQ: NICK), announced that net income increased 24% to $2,938,000 for the three months ended March 31, 2006 as compared to $2,368,000 for the three months ended March 31, 2005. Diluted earnings per share increased 22% to $0.28 for the three months ended March 31, 2006 as compared to $0.23 for the three months ended March 31, 2005. Revenue increased 33% to $12,170,000 for the three months ended March 31, 2006 as compared to $9,181,000 for the three months ended March 31, 2005.

Net income increased 31% to $10,559,000 for the year ended March 31, 2006 as compared to $8,080,000 for the year ended March 31, 2005. Diluted earnings per share increased 26% to $1.01 for the year ended March 31, 2006 as compared to $0.80 for the year ended March 31, 2005. Revenue increased 30% to $42,677,000 for the year ended March 31, 2006 as compared to $32,832,000 for the year ended March 31, 2005.

The Company has reported record increases in revenues, net income and earnings per share every year for the past 16 years.

In the past year, the Company opened 7 new branch offices bringing the total to 42 full service locations operating in; Florida, Georgia, South Carolina, North Carolina, Virginia, Maryland, Ohio, Michigan, Indiana and Kentucky. The Company expects to open 6 to 8 additional new branch offices during this year.

Founded in 1985, with assets of $149,495,000 as of March 31, 2006, Nicholas Financial, Inc. is one of the largest publicly traded specialty consumer finance companies based in the Southeast. The Company presently operates out of 42 branch locations in both the Southeast and the Mid-West States. The Company has approximately 10,000,000 shares of common stock outstanding. For an index of Nicholas Financial Inc.’s news releases or to obtain a specific release, visit our web site at www.nicholasfinancial.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that involve risks and uncertainties including competitive factors, the management of growth, and other risks detailed from time to time in the Company’s filings and reports with the Securities and Exchange Commission including the Company’s Annual Report on Form 10-KSB for the year ended March 31, 2005. Such statements are based on the beliefs of the Company’s management as well as assumptions made by and information currently available to Company management. Actual events or results may differ materially.

## More ##

Nicholas Financial, Inc.
Condensed Consolidated Statements of Income
(Unaudited, Dollars in Thousands, Except Per Share Amounts)

	Three months ended March 31,		Year ended March 31,
	2006	2005	2006	2005
Revenue:
Interest income on finance receivables	$12,130	$9,087	$42,503	$32,583
Sales	40	94	174	249
	12,170	9,181	42,677	32,832
Expenses:
Operating	4,779	3,761	17,396	13,692
Provision for credit losses	1,477	591	3,909	2,397
Interest expense	1,171	911	4,332	3,630
	7,427	5,263	25,637	19,719

Operating income before income taxes	4,743	3,918	17,040	13,113
Income tax expense	1,805	1,550	6,481	5,033
Net income	$2,938	$2,368	$10,559	$8,080

Earnings per share:
Basic	$0.30	$0.24	$1.07	$0.85
Diluted	$0.28	$0.23	$1.01	$0.80

Weighted average shares	9,894,472	9,835,170	9,873,237	9,462,620

Weighted average shares and assumed dilution	10,488,415	10,459,810	10,474,291	10,082,694

(Historical shares outstanding and earnings per share have been adjusted for the June 17, 2005 stock split)

Condensed Consolidated Balance Sheets
(Unaudited, Dollars in Thousands)

	March 31,	March 31,
	2006	2005

Cash	$1,729	$853
Finance receivables, net	140,198	113,708
Other assets	7,568	6,254

Total assets	$149,495	$120,815

Line of credit	$82,416	$65,331
Other notes payable	-	1,000
Other liabilities	8,830	7,726

Total liabilities	91,246	74,057

Shareholders' equity	58,249	46,758

Total liabilities and
shareholders’ equity	$149,495	$120,815

## More ##

	Three months ended		Year ended
	March 31,		March 31,
Portfolio Summary	2006	2005	2006	2005

Average finance receivables, net of unearned interest (1)	$158,955,951	$135,721,213	$149,634,203	$129,292,768
Average indebtedness (2)	$80,160,083	$64,093,923	$73,664,722	$63,697,012
Finance revenue (3)	$12,129,940	$9,087,356	$42,502,615	$32,582,965
Interest expense	1,171,024	910,716	4,332,414	3,630,267
Net finance revenue	$10,958,916	$8,176,640	$38,170,201	$28,952,698
Weighted average contractual rate (4)	24.45%	24.39%	24.14%	24.15%
Average cost of borrowed funds (2)	5.84%	5.68%	5.88%	5.70%
Gross portfolio yield (5)	30.52%	26.78%	28.40%	25.20%
Interest expense as a percentage of average finance receivables, net of unearned interest	2.95%	2.68%	2.89%	2.81%
Provision for credit losses as a percentage of average finance receivables, net of unearned interest	3.71%	1.74%	2.61%	1.85%
Net portfolio yield (5)	23.86%	22.36%	22.90%	20.54%
Operating expenses as a percentage of average finance receivables, net of unearned interest (6)	11.94%	10.88%	11.45%	10.36%
Pre-tax yield as a percentage of average finance receivables, net of unearned interest (7)	11.92%	11.48%	11.45%	10.18%
Write-off to liquidation (8)	4.25%	4.35%	5.44%	6.28%
Net charge-off percentage (9)	4.17%	3.88%	4.98%	5.46%

Note: All three month key performance indicators expressed as percentages have been annualized.
(1)	Average finance receivables, net of unearned interest, represents the average of gross finance receivables, less unearned interest throughout the period.
(2)
Average indebtedness represents the average outstanding borrowings under the Line and notes payable-related party. Average cost of borrowed funds represents interest expense as a percentage of average indebtedness.

(3)	Finance revenue does not include revenue generated by Nicholas Data Services, Inc., (“NDS”) the wholly-owned software subsidiary of Nicholas Financial, Inc.
(4)	Weighted average contractual rate represents the weighted average annual percentage rate (APR) of all Contracts purchased and direct loans originated during the period.
(5)
Gross portfolio yield represents finance revenues as a percentage of average finance receivables, net of unearned interest. Net portfolio yield represents finance revenue minus (a) interest expense and (b) the provision for credit losses as a percentage of average finance receivables, net of unearned interest.

(6)	Operating expenses represent total expenses, less interest expense, the provision for credit losses and operating costs associated with NDS.
(7)	Pre-tax yield represents net portfolio yield minus operating expenses as a percentage of average finance receivables, net of unearned interest.
(8)
Write-off to liquidation percentage is defined as net charge-offs divided by liquidation. Liquidation is defined as beginning receivable balance plus current period purchases minus voids and refinances minus ending receivable balance.

(9)	Net charge-off percentage represents net charge-offs divided by average finance receivables, net of unearned interest, outstanding during the period.

## More ##

The following tables present certain information regarding the delinquency rates experienced by the Company with respect to Contracts and under its direct loan program:

	At March 31,
	2006		2005
Contracts
Gross balance outstanding	$214,509,842		$176,758,883

Delinquencies

30 to 59 days	$2,718,246	1.27%	$1,934,136	1.10%
60 to 89 days	521,319	0.24%	408,651	0.23%
90 + days	220,664	0.10%	249,547	0.14%

Total delinquencies	$3,460,229	1.61%	$2,592,334	1.47%

Direct Loans
Gross balance outstanding	$8,208,542		$5,627,852

Delinquencies

30 to 59 days	$59,910	0.73%	$37,520	0.67%
60 to 89 days	16,258	0.20%	6,945	0.12%
90 + days	10,139	0.12%	23,892	0.42%

Total delinquencies	$86,307	1.05%	$68,357	1.21%

The following table presents selected information on Contracts purchased by the Company, net of unearned interest:

	Three months ended March 31,		Year ended March 31,
Contracts	2006	2005	2006	2005
Purchases	$31,171,507	$26,150,114	$109,357,511	$87,546,711
Weighted APR	24.40%	24.33%	24.03%	24.05%
Average discount	8.93%	8.91%	8.78%	8.78%
Weighted average term (months)	45	44	45	44
Average loan	$8,756	$8,398	$8,795	$8,387
Number of contracts	3,560	3,114	12,434	10,439

## End ##